Exhibit 2.1

AMENDMENT NO. 2 TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 TO AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of September 15, 2026 (this “Amendment No. 2”), is entered into by and between Insight Molecular Diagnostics Inc. (formerly known as Oncocyte Corporation), a California corporation (“Parent”), and David MacKenzie, solely in his capacity as the equityholder representative (the “Equityholder Representative”) under the Merger Agreement (as defined below). Initially capitalized terms used in this Amendment No. 2 and not otherwise defined will have the meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, Parent, CNI Monitor Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent, Chronix Biomedical, Inc., a Delaware corporation (“Chronix”), certain stockholders of Chronix and the Equityholder Representative entered into an Agreement and Plan of Merger, dated as of February 2, 2021, as amended as of February 23, 2021, as amended and restated as of April 15, 2021 and as amended as of February 8, 2023 (the “Merger Agreement”);

WHEREAS, pursuant to Section 11.10 of the Merger Agreement, after the Effective Time, the Merger Agreement may be amended, modified or supplemented by an agreement in writing signed by Parent and the Equityholder Representative; and

WHEREAS, Parent and Equityholder Representative have agreed to amend, modify and supplement the Merger Agreement, including without limitation with respect to the Earnout Consideration and other Additional Payments set forth in Section 2.12 thereof and on Schedule 2.12 attached thereto.

NOW THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other for good and valuable consideration receipt of which is acknowledged, the Parties hereby agree as follows:

1.	Amendment to the Merger Agreement

1.1	Section 2.12(a) of the Merger Agreement is hereby deleted entirely and replaced with the following:

“Subject to offset for (a) the Equityholders’ indemnification obligations as set forth in Article IX (including in any Notice of Claim timely given) and/or (b) payment of Restructured Liabilities and Excess Liabilities in accordance with Article II, the Equityholders shall be entitled to receive Additional Payments set forth on Schedule 2.12 attached hereto. Schedule 2.12 shall set forth the terms and conditions pursuant to which Parent, the Surviving Corporation, and/or a Third Party acquiror of the CNI Monitor or the Transplant IP, as applicable, will pay Earnout Consideration equal to ten percent (10%) of Net Collected Sales of CNI Monitor, Company Pharma Tests, and Company Transplant IP. Notwithstanding anything in this Agreement to the Contrary, (i) if Parent or an Affiliate of Parent consummates a Transplant IP Sale, then Parent, its Affiliate, or the Third Party that acquired such Company Transplant IP, shall make an Earnout Consideration payment in cash equal to five percent (5%) of the Transplant IP Purchase Price, payable no later than two (2) Business Days after payment of the Transplant IP Purchase Price (the “Transplant IP Sale Payment”), and (ii) if Parent or an Affiliate of Parent consummates a CNI Monitor Sale, then Parent, its Affiliate, or the Third Party that acquired the CNI Monitor, shall make an Earnout Consideration payment in cash equal to ten percent (10%) of the CNI Monitor Purchase Price, payable no later than two (2) Business Days after payment of the CNI Monitor Purchase Price (the “CNI Monitor Sale Payment”). The “Transplant IP Purchase Price” means the gross proceeds from a Transplant IP Sale, specifically including any subsequent payments to be paid after the closing of such Transplant IP Sale (e.g. contingent payments, earnouts, etc.). The “CNI Monitor Purchase Price” means the gross proceeds from a CNI Monitor Sale, specifically including any subsequent payments to be paid after the closing of such CNI Monitor Sale (e.g. contingent payments, earnouts, etc.). Notwithstanding anything else in this Agreement to the contrary, (A) upon the payment to the Equityholders in accordance with this Section 2.12(a), Schedule 2.12 and Section 2.13 of the CNI Monitor Sale Payment that is due and payable after the closing of the CNI Monitor Sale, neither Parent nor any of its Affiliates shall have any further obligations, nor shall any Equityholder have any further rights or entitlements, in each case, under this Agreement with respect to any Earnout Consideration or any Additional Payment arising out of or related to a CNI Monitor Sale or any future sales of CNI Monitor (including any Net Collected Sales of CNI Monitor), and all such rights and obligations shall be permanently and irrevocably terminated and extinguished without the necessity of any additional action on the part of any Person; (B) in no event shall the foregoing clause (A) affect any rights or obligations of Parent, its Affiliates or any Equityholder with respect to any Earnout Consideration or any Additional Payments that may become due and payable under this Agreement with respect to the Company Pharma Tests or the Company Transplant IP; and (C) for purposes of the Additional Payments set forth in this Section 2.12(a) and Schedule 2.12 attached hereto, any such Additional Payments that become due and payable to an Equityholder shall be payable solely in cash.

The obligation to pay ten percent (10%) of Net Collected Sales of Company Transplant IP shall be assumed by the Third Party acquiror in the Transplant IP Sale, provided that Equityholder Representative shall be an express third-party beneficiary of the agreement(s) governing the Transplant IP Sale.

The obligation to pay ten percent (10%) of Net Collected Sales of Company Pharma Tests shall be assumed by the Third Party acquiror in the Company Pharma Test Sale, provided that Equityholder Representative shall be an express third-party beneficiary of the agreement(s) governing the Company Pharma Test Sale. “Company Pharma Test Sale” means the sale by Parent and/or any Affiliate of Parent of all or substantially all of the rights, titles, and interests in and to the Company Pharma Tests, in one or a series of transactions.

For the avoidance of doubt, in no event shall the obligation to pay ten percent (10%) of Net Collected Sales of CNI Monitor be assumed by the Third Party acquiror in a CNI Monitor Sale.

2.	Amendment to Schedule 2.12 to the Merger Agreement

Schedule 2.12 to the Merger Agreement is hereby deleted entirely and replaced with Schedule 2.12 attached hereto.

3.	No Other Change

Except as contemplated by this Amendment No. 2, the Parties hereby acknowledge and agree that the other terms and provisions of the Merger Agreement shall not be affected and shall continue in full force and effect.

4.	Counterparts, Signatures

This Amendment No. 2 may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Amendment No. 2 may be executed and delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, and in the event this Amendment No. 2 is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “pdf” signature page were an original thereof.

[Signature Page Follows.]

IN WITNESS WHEREOF, Parent and the Equityholder Representative have caused this Amendment No. 2 to be signed by their respective officers or representatives thereunto duly authorized as of the date first written above.

Parent:

INSIGHT MOLECULAR DIAGNOSTICS INC.

By:	/s/ Josh Riggs
Name:	Josh Riggs
Title:	Chief Executive Officer

Equityholder Representative:

/s/ David MacKenzie
David MacKenzie

[Signature Page to Amendment No.2 to Amended and Restated Merger Agreement]